UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number 001-15565

SEMCO Energy, Inc.
401(k) Plan
(Full title of the plan)

SEMCO Energy, Inc.
(Name of issuer of securities held pursuant to the plan)

1411 Third Street, Suite A, Port Huron, Michigan 48060
(Address of principal executive offices)

SEMCO ENERGY, INC.

401(k) PLAN

INDEX TO FINANCIAL STATEMENTS

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3
Notes to Financial Statements	4-10

Supplemental Schedule
Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2004	11

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are either not applicable or the information required to be set forth therein is adequately disclosed in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
SEMCO Energy, Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the SEMCO Energy, Inc. 401(k) Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
May 27, 2005

SEMCO ENERGY, INC.

401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:

Investments, at fair value
Common/collective trusts	$20,583,304	$21,207,831
Mutual funds	31,934,776	27,535,149
SEMCO common stock	6,415,283	5,042,367
Other investments - Tradelink accounts	3,671,539	3,024,968
Employee loans	1,566,903	1,408,400
	64,171,805	58,218,715

Cash	0	681

Contributions receivable
Employer	75	6,698
Employee	75	13,551
	150	20,249

Total Assets	64,171,955	58,239,645

LIABILITIES:

Accounts payable	0	18

Total Liabilities	0	18

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$64,171,955	$58,239,627

The accompanying notes are an integral part of these statements.

SEMCO ENERGY, INC.

401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

INVESTMENT INCOME
Interest and dividend income	$2,146,116
Net appreciation in fair value of investments	3,787,812
5,933,928

CONTRIBUTIONS
Employee	2,625,742
Employer	1,268,563
3,894,305

BENEFIT PAYMENTS
Distributions paid to participants	(3,895,905)

Net Increase	5,932,328

NET ASSETS AVAILABLE FOR BENEFITS, Beginning of year	58,239,627

NET ASSETS AVAILABLE FOR BENEFITS, End of year	$64,171,955

The accompanying notes are an integral part of these statements.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(1)    PLAN DESCRIPTION

General

The following brief description of the SEMCO Energy, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement, or direct inquiries to the plan administrator, for more complete information.

The Plan is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company currently acts as the Plan’s administrator. The Board of Directors of SEMCO Energy, Inc. (the Company) has appointed the SEMCO Pension and Investment Committee to be responsible for the administration of the Plan.

Effective July 1, 2002, T. Rowe Price was designated as the Trustee for all assets held by the Plan.

Through October 1998, SEMCO Energy, Inc. maintained an Employee Stock Ownership Plan and Trust (ESOT) that was invested 100% in SEMCO Energy, Inc. common stock. Effective October 1998, the ESOT was merged into the Plan. The ESOT plan was designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, and was subject to the applicable provisions of ERISA. The amount of annual contributions was at the discretion of the Company. Contributions were allocated to participants based on the relation of each participant’s total eligible compensation to the total of all participants’ eligible compensation. The amount in a participant’s ESOT account vested when the participant had accrued five qualifying years of service. Non-vested amounts attributable to Employer Contributions to the ESOT prior to March 1, 1998, are forfeited when the participant has incurred a break in service of five consecutive plan years. At December 31, 2004, forfeited non-vested accounts totaled approximately $4,695. Forfeited amounts are used to reduce subsequent employer matching contributions. ESOT shares held in the participant accounts cannot be diversified until a participant attains the age of 55, at which time a participant may elect under plan provisions to diversify 100% of their investment in ESOT shares. Amounts invested in ESOT shares were $2,451,021 and $2,210,872 at December 31, 2004 and December 31, 2003, respectively. Participants are 100% vested in all other non-ESOT shares of SEMCO Energy, Inc. common stock held in their accounts.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

Participation

All non-student employees of the Company are eligible to participate immediately and as soon as practicable following the later of the date of employment or the date of attainment of age 18. Employees hired for a limited period (students) are not eligible to participate.

Contributions

Participants may defer through contributions to the Plan in whole percentages up to 80% of eligible compensation. Participants may also make after-tax contributions. Each participant may specify the percentage (in multiples of 1%) of his contribution that is to be invested in each Investment Fund. Each participant’s annual contribution is subject to certain limitations. In addition, employees may contribute the eligible portion of a distribution received from another qualified plan (rollover deposits).

Employer matching contributions are 100% of the portion of the first 3% of eligible participant compensation and 50% of the portion of the next 2% of compensation for which pre-tax elective deferrals are effected. ENSTAR Natural Gas Division union employees receive employer matching contributions at 100% of the portion of the first 4% of pre-tax or after-tax contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation (where applicable) of (a) Employer contributions and (b) net Plan earnings. The allocation of the Employer contribution is based on the participant’s contributions. All other allocations are based on participants’ account balances, as defined.

Participants may, at any time, redirect their account balance (in even multiples of 1%) among the various investment fund options offered by the Plan.

Vesting

Each participant is immediately 100% vested in their own contributions, Employer contributions and Plan earnings thereon except for amounts in ESOT accounts derived from Employer contributions to the ESOT Plan prior to March 1, 1998.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

Investment Options

Participants are able to elect to have their contributions invested in any one or more of the following investment options. (Participants should refer to each fund’s prospectus for investment decision information.)

▪	TRP Equity Income Fund
▪	TRP Growth Stock Fund
▪	TRP Small-Cap Value Fund
▪	TRP Personal Strategy - Income Fund
▪	TRP Personal Strategy - Balanced Fund
▪	TRP Equity Index 500 Fund
▪	TRP Stable Value Fund
▪	PIMCO Total Return Admin Fund
▪	Morgan Stanley International Equity B Fund
▪	Artisan Small Cap Fund
▪	Tradelink investments
▪	SEMCO common stock

Tradelink investments represent funds included in individual brokerage accounts as allowed by the plan document.

Participant Loans

The Plan allows for participants to take a maximum of two loans at any one time against their accounts, excluding ESOT or company match assets. The loans must be non-discriminatory and available to all eligible applicants on an equivalent basis. Loans used to acquire or construct the borrower’s principal residence must be paid back within 360 months; all other loans must be paid back within 60 months of the loan date. Loans must also charge a reasonable rate of interest which is defined in Plan documents as the prime rate plus 1%. Interest rates for principle residence loans are set at the time the promissory note is generated; for all other loans, the interest rate is set as of the date the loan is requested. As of December 31, 2004, loans had interest rates ranging from 5.0% to 11.5%, and mature at various dates up through March 19, 2020. Loans are repaid primarily through payroll deductions. Upon termination and as long as the participant retains their account balance with the Trustee, participants have the option to continue repayment of the loan by making payments direct to the Trustee. A defaulted loan is netted against the participant’s account and is reported as a taxable distribution to the participant.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum payment equal to the vested portion of his account or periodic installments or a combination of both.

The Plan allows participants to elect to withdraw current year dividends paid on the SEMCO Energy, Inc. stock held in their account. In 2004, participants elected to withdraw $4,219 of dividends paid on SEMCO Energy, Inc. stock. Gross dividends received by the Plan are included in interest and dividend income and the withdrawals are included in the amount reported as distributions to participants. SEMCO Energy, Inc. suspended payment of dividends effective third quarter 2004.

Related-Party Transactions

During 2004 and 2003, the Plan had transactions with T. Rowe Price, Trustee, and SEMCO Energy, Inc. that qualify as party-in-interest. T. Rowe Price is authorized under contract provisions, and by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control. For the year ended December 31, 2004, purchases and sales with the Trustee totaled $7,610,745 and $6,927,052, respectively. The amount invested in SEMCO common stock at December 31, 2004 and December 31, 2003 represents approximately 10 percent and 9 percent, respectively, of total investments. Participant loans also qualify as party-in-interest.

(2)       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

Investment Valuation

Investment transactions are recorded on a trade-date basis. Investments in marketable securities are reflected in the Statements of Net Assets Available for Benefits at fair value as determined by quoted market prices in an active market. Common/collective trusts and other investments that have no quoted market price are stated at estimated fair value based on the fair value of underlying assets. The company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

Each investment fund of the trust was allocated to the Plan by summarizing individual employee investment balances at December 31, 2004 and 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Net Investment Income (Expense)

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Assets Available for Benefits the net appreciation (depreciation) in investments, which consists of realized gains and losses, and the unrealized gains and losses on these investments.

Administrative Expenses

Expenses for each fund are netted against investment income credited to the participants. Brokerage fees associated with maintaining Tradelink accounts and loan fees are paid by the participant. The employer pays annual trustee fees and other administrative expenses.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

Payment of Benefits

Benefits are recorded when paid.

(3)    INVESTMENTS

All of the Plan’s investments are held by a trust-administered trust fund. The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

	2004	2003
T. Rowe Price -
TRP Equity Income Fund	$7,730,700	$6,485,143
TRP Growth Stock Fund	4,997,724	4,392,195
TRP Small-Cap Value Fund	6,060,304	4,517,749
TRP Stable Value Fund	20,583,304	21,207,831
PIMCO Total Return Admin Fund	3,314,888	3,341,312
Morgan Stanley International Equity B Fund	3,481,958	2,728,870
SEMCO common stock	6,415,283	5,042,367

At December 31, 2004, the amount the Plan had invested in SEMCO common stock represented approximately 10% of total investments and is reported at the fair value of $6,415,283 based on a closing price per share of $5.34. At December 31, 2003, the amount the Plan had invested in SEMCO common stock represented approximately 9% of total investments and was reported at the fair value of $5,042,367 based on a closing price per share of $4.90. As of May 27, 2005, the closing price per share is $5.42.

In 2004, the Plan reported an increase in value of investments of $3,787,812, consisting of increases in the value of mutual funds of $2,842,689, SEMCO common stock of $433,766 and Tradelink investments of $511,357.

SEMCO ENERGY, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

(4)    INCOME TAX STATUS

The Internal Revenue Service has determined and informed SEMCO Energy, Inc. by letter most recently dated October 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore not subject to tax under present income tax laws. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(5)    RISKS AND UNCERTAINTIES

The Plan provides for various investment options whose underlying investment securities include stocks, bonds and fixed income securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the Statement of Changes in Net Assets Available for Benefits.

(6)    PLAN TERMINATION

Although it has not expressed any intent to terminate the plan, the Employer has the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan by the Employer, all participant accounts become 100 percent vested. The Plan administrator shall then direct the Trustee to:
i.
Continue to hold the assets allocated to each participant in the Trust Fund in accordance with the provisions of the Plan without regard to termination until all funds have been distributed in accordance with the Plan, or

ii.	Immediately distribute to each participant his allocated share of the Trust Fund.

SEMCO ENERGY, INC. 401(K) PLAN (PLAN 006)
(38-2144267)

STATEMENT ATTACHED TO AND MADE PART OF
FORM 5500, ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN,
FOR THE PLAN YEAR ENDED DECEMBER 31, 2004

SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT END OF YEAR

				(e) Current
(a)	(b) Identity of Issue, Borrower, etc.	(c) Description of Investment	(d) Cost	Value

	Registered investment companies
*	T. Rowe Price	Equity Income Fund	**	7,730,700

*	T. Rowe Price	TRP Growth Stock Fund	**	4,997,724

*	T. Rowe Price	TRP Small-Cap Value Fund	**	6,060,304

*	T. Rowe Price	TRP Personal Strategy - Income Fund	**	1,386,063

*	T. Rowe Price	TRP Equity Index 500 Fund	**	2,019,996

*	T. Rowe Price	TRP Personal Strategy - Balanced Fund	**	991,535

	PIMCO	PIMCO Total Return Admin Fund	**	3,314,888

	Morgan Stanley	Morgan Stanley International Equity B Fund	**	3,481,958

	Artisan	Artisan Small Cap Fund	**	1,951,608

	Common/Collective trusts
*	T. Rowe Price	TRP Stable Value Fund	**	20,583,304

	Common stock
*	SEMCO Energy, Inc.	SEMCO Energy, Inc. common	10,961,495	6,415,283

	Loans
*	Participant Loans	Rates of interest from 5.0% to 11.5%	**	1,566,903

	Other investments (broker accounts)
	Various	Tradelink Acct. - Common Stocks	**	2,877,655

	Various	Tradelink Acct. - Mutual Funds	**	793,884

				64,171,805

	* Party-in-interest
	** Not required per Department of Labor reporting for 100% participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMCO Energy, Inc. 401(k) Plan

Dated: June 24, 2005	By:	/s/ Steven W. Warsinske

Steven W. Warsinske Vice President and Controller

EXHIBIT INDEX
Form 11-K
Year ended December 31, 2004

Exhibit No.	Description	Filed Herewith

23	Consent of Independent Registered Public Accounting Firm	x